No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2026

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first half year ended September 30, 2026.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 10, 2026

Consolidated Financial Results for the Fiscal First Half Year Ended September 30, 2026 (IFRS)

November 10, 2026

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Sumihiro Takahashi, Head of Accounting and Finance Unit Tel. +81-3-3423-1111
Scheduled date to file semi-annual securities report	: November 11, 2026
Scheduled date to commence dividend payments	: December 8, 2026
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Six Months Ended September 30, 2026 (from April 1, 2026 to September 30, 2026)

(1) Consolidated operating results (for the six months ended September 30)	(% of change from the same period of the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the period		Profit for the period attributable to owners of the parent		Comprehensive income for the period
Six months ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
September 30, 2026	12,037,658	13.2	648,737	48.1	740,851	40.5	560,191	60.7	516,761	65.7	382,707	-21.7
September 30, 2025	10,632,680	-1.5	438,144	-41.0	527,419	-28.9	348,656	-33.8	311,829	-37.0	488,706	244.3

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted
Six months ended	Yen	Yen
September 30, 2026	132.75	132.75
September 30, 2025	76.30	76.30

Explanatory note:

Basic and diluted earnings per share are calculated based on the profit for the period attributable to owners of the parent.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets
As of	Yen (millions)	Yen (millions)	Yen (millions)	%
September 30, 2026	33,968,422	12,291,642	12,036,750	35.4
March 31, 2026	33,509,285	12,148,072	11,817,512	35.3

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2026	—	35.00	—	35.00	70.00
Fiscal year ending March 31, 2027	—	35.00
Fiscal year ending March 31, 2027 (forecast)			—	35.00	70.00

Explanatory note:

Revisions to the forecast of dividends most recently announced: None

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2027 (from April 1, 2026 to March 31, 2027)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions	)%	Yen (millions	)%	Yen (millions	)%	Yen (millions	)%	Yen (millions	)%	Yen
Full-year	24,400,000	11.9	780,000	—	790,000	—	580,000	—	500,000	—	128.44

Explanatory note:

Revisions to the forecast of consolidated financial results most recently announced: Yes

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)
Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	None

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of September 30, 2026	4,533,000,000 shares
As of March 31, 2026	4,533,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of September 30, 2026	639,982,995 shares
As of March 31, 2026	640,419,559 shares

(iii)	Average number of shares outstanding during the period

Six months ended September 30, 2026	3,892,829,649 shares
Six months ended September 30, 2025	4,087,037,741 shares

* This consolidated financial results are exempt from review conducted by certified public accountants or an audit firm.

* Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

This document, Form 6-K (to be submitted to the U.S. Securities and Exchange Commission), is submitted to the Tokyo Stock Exchange as English translation of the Japanese original. Therefore, there are some discrepancies between this translated document and the Japanese original.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal First Half Year Ended September 30, 2026

Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements

[1] Condensed Consolidated Statements of Financial Position

March 31, 2026 and September 30, 2026

	Yen (millions)
	Mar. 31, 2026	Sep. 30, 2026
Assets
Current assets:
Cash and cash equivalents	5,066,828	5,503,834
Trade receivables	1,270,476	1,130,093
Receivables from financial services	3,057,235	3,052,669
Other financial assets	296,974	190,324
Inventories	2,531,166	2,550,277
Other current assets	852,073	816,107

Total current assets	13,074,752	13,243,304

Non-current assets:
Investments accounted for using the equity method	1,128,118	1,204,935
Receivables from financial services	6,836,261	6,786,549
Other financial assets	1,211,519	946,250
Equipment on operating leases	6,433,793	6,499,899
Property, plant and equipment	3,196,382	3,744,102
Intangible assets	784,760	762,307
Deferred tax assets	301,011	266,996
Other non-current assets	542,689	514,080

Total non-current assets	20,434,533	20,725,118

Total assets	33,509,285	33,968,422

Liabilities and Equity
Current liabilities:
Trade payables	1,781,598	1,831,166
Financing liabilities	5,004,712	4,951,646
Accrued expenses	996,653	838,491
Other financial liabilities	264,598	282,134
Income taxes payable	109,036	155,934
Provisions	948,252	944,218
Other current liabilities	1,099,631	1,005,635

Total current liabilities	10,204,480	10,009,224

Non-current liabilities:
Financing liabilities	8,475,151	8,956,593
Other financial liabilities	316,498	514,921
Retirement benefit liabilities	309,885	309,163
Provisions	735,224	656,066
Deferred tax liabilities	677,391	625,188
Other non-current liabilities	642,584	605,625

Total non-current liabilities	11,156,733	11,667,556

Total liabilities	21,361,213	21,676,780

Equity:
Common stock	86,067	86,067
Capital surplus	204,894	207,622
Treasury stock	(896,927)	(896,312)
Retained earnings	9,375,989	9,868,741
Other components of equity	3,047,489	2,770,632

Equity attributable to owners of the parent	11,817,512	12,036,750
Non-controlling interests	330,560	254,892

Total equity	12,148,072	12,291,642

Total liabilities and equity	33,509,285	33,968,422

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the six months ended September 30, 2025 and 2026

	Yen (millions)
	Six months ended Sep. 30, 2025	Six months ended Sep. 30, 2026
Sales revenue	10,632,680	12,037,658
Operating costs and expenses:
Cost of sales	(8,483,760)	(9,817,353)
Selling, general and administrative	(1,126,526)	(1,076,005)
Research and development	(584,250)	(495,563)

Total operating costs and expenses	(10,194,536)	(11,388,921)

Operating profit	438,144	648,737

Share of profit (loss) of investments accounted for using the equity method	10,895	85,294
Finance income and finance costs:
Interest income	81,756	97,493
Interest expense	(29,348)	(42,273)
Other, net	25,972	(48,400)

Total finance income and finance costs	78,380	6,820

Profit before income taxes	527,419	740,851
Income tax expense	(178,763)	(180,660)

Profit for the period	348,656	560,191

Profit for the period attributable to:
Owners of the parent	311,829	516,761
Non-controlling interests	36,827	43,430

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	76.30	132.75

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2025 and 2026

	Yen (millions)
	Six months ended Sep. 30, 2025	Six months ended Sep. 30, 2026
Profit for the period	348,656	560,191
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(16,640)	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	109,162	(11,820)
Share of other comprehensive income of investments accounted for using the equity method	435	1,248
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	139	(820)
Exchange differences on translating foreign operations	66,225	(152,123)
Cash flow hedges	4,102	(11,510)
Share of other comprehensive income of investments accounted for using the equity method	(23,373)	(2,459)

Total other comprehensive income, net of tax	140,050	(177,484)

Comprehensive income for the period	488,706	382,707

Comprehensive income for the period attributable to:
Owners of the parent	448,940	351,825
Non-controlling interests	39,766	30,882

[3] Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2025

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2025	86,067	205,299	(1,272,845)	11,122,187	2,185,821	12,326,529	301,293	12,627,822

Comprehensive income for the period
Profit for the period				311,829		311,829	36,827	348,656
Other comprehensive income, net of tax					137,111	137,111	2,939	140,050

Total comprehensive income for the period				311,829	137,111	448,940	39,766	488,706
Reclassification to retained earnings				(14,546)	14,546	—		—
Transactions with owners and other
Dividends paid				(147,960)		(147,960)	(59,439)	(207,399)
Purchases of treasury stock			(670,931)			(670,931)		(670,931)
Disposal of treasury stock			750			750		750
Share-based payment transactions		(248)				(248)		(248)

Total transactions with owners and other		(248)	(670,181)	(147,960)		(818,389)	(59,439)	(877,828)

Other changes				683		683		683

Balance as of September 30, 2025	86,067	205,051	(1,943,026)	11,272,193	2,337,478	11,957,763	281,620	12,239,383

For the six months ended September 30, 2026

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2026	86,067	204,894	(896,927)	9,375,989	3,047,489	11,817,512	330,560	12,148,072

Comprehensive income for the period
Profit for the period				516,761		516,761	43,430	560,191
Other comprehensive income, net of tax					(164,936)	(164,936)	(12,548)	(177,484)

Total comprehensive income for the period				516,761	(164,936)	351,825	30,882	382,707
Reclassification to retained earnings				112,421	(112,421)	—		—
Transactions with owners and other
Dividends paid				(136,430)		(136,430)	(71,155)	(207,585)
Purchases of treasury stock			(0)			(0)		(0)
Disposal of treasury stock			615			615		615
Share-based payment transactions		(231)				(231)		(231)
Equity transactions and others		2,959			500	3,459	(3,459)	—

Total transactions with owners and other		2,728	615	(136,430)	500	(132,587)	(74,614)	(207,201)

Other changes							(31,936)	(31,936)

Balance as of September 30, 2026	86,067	207,622	(896,312)	9,868,741	2,770,632	12,036,750	254,892	12,291,642

[4] Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2025 and 2026

	Yen (millions)
	Six months ended Sep. 30, 2025	Six months ended Sep. 30, 2026
Cash flows from operating activities:
Profit before income taxes	527,419	740,851
Depreciation, amortization and impairment losses excluding equipment on operating leases	479,023	304,855
Share of (profit) loss of investments accounted for using the equity method	(10,895)	(85,294)
Finance income and finance costs, net	12,776	(107,002)
Interest income and interest costs from financial services, net	(92,639)	(107,457)
Changes in assets and liabilities
Trade receivables	162,755	142,680
Inventories	23,078	(60,204)
Trade payables	(95,022)	(80,348)
Accrued expenses	(96,178)	(139,706)
Provisions and retirement benefit liabilities	52,003	307,956
Receivables from financial services	(184,470)	(112,775)
Equipment on operating leases	(280,600)	(161,466)
Other assets and liabilities	(191,431)	(44,096)
Other, net	54,342	(20,593)
Dividends received	59,858	65,357
Interest received	374,017	439,900
Interest paid	(227,939)	(288,676)
Income taxes paid, net of refunds	(200,236)	(161,127)

Net cash provided by operating activities	365,861	632,855
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(233,686)	(825,072)
Payments for additions to and internally developed intangible assets	(130,948)	(100,608)
Proceeds from sales of property, plant and equipment and intangible assets	12,277	70,153
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of	—	(36,872)
Payments for acquisitions of investments accounted for using the equity method	(45,825)	(13,434)
Proceeds from sales of investments accounted for using the equity method	13,034	1,007
Payments for acquisitions of other financial assets	(116,397)	(100,424)
Proceeds from sales and redemptions of other financial assets	144,821	345,598

Net cash used in investing activities	(356,724)	(659,652)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	4,060,685	4,687,087
Repayments of short-term financing liabilities	(4,537,483)	(4,369,361)
Proceeds from long-term financing liabilities	2,858,963	2,313,160
Repayments of long-term financing liabilities	(1,372,396)	(1,935,540)
Dividends paid to owners of the parent	(147,960)	(136,430)
Dividends paid to non-controlling interests	(52,092)	(55,901)
Purchases and sales of treasury stock, net	(670,181)	(0)
Repayments of lease liabilities	(40,118)	(38,510)

Net cash provided by financing activities	99,418	464,505
Effect of exchange rate changes on cash and cash equivalents	40,544	(52,351)

Net change in cash and cash equivalents	149,099	385,357
Cash and cash equivalents at beginning of year	4,528,795	5,118,477

Cash and cash equivalents at end of period	4,677,894	5,503,834

[5] Assumptions for Going Concern

None

[6] Notes to Condensed Consolidated Interim Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the six months ended September 30, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,920,724	6,859,418	1,676,971	175,567	10,632,680	—	10,632,680
Intersegment	—	140,874	1,846	17,591	160,311	(160,311)	—

Total	1,920,724	7,000,292	1,678,817	193,158	10,792,991	(160,311)	10,632,680

Segment profit (loss)	368,277	(73,060)	143,224	(297)	438,144	—	438,144

Segment assets	2,321,404	11,813,252	16,191,676	534,452	30,860,784	630,435	31,491,219
Depreciation and amortization	35,040	310,129	455,735	7,889	808,793	—	808,793
Capital expenditures	43,140	263,569	1,376,166	7,401	1,690,276	—	1,690,276

As of and for the six months ended September 30, 2026

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	2,272,519	7,541,807	2,028,742	194,590	12,037,658	—	12,037,658
Intersegment	—	141,064	1,737	14,540	157,341	(157,341)	—

Total	2,272,519	7,682,871	2,030,479	209,130	12,194,999	(157,341)	12,037,658

Segment profit (loss)	439,057	(5,785)	210,997	4,468	648,737	—	648,737

Segment assets	2,562,044	12,611,953	17,289,552	594,157	33,057,706	910,716	33,968,422
Depreciation and amortization	40,097	282,303	520,080	7,374	849,854	—	849,854
Capital expenditures	85,719	820,589	1,556,226	7,986	2,470,520	—	2,470,520

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2025 and 2026 amounted to JPY 919,514 million and JPY 1,362,736 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Impact on Automobile business due to changes in the EV market environment

Given the changes in the EV (electric vehicle) market environment, during the year ended March 31, 2026, the Company revised its product launch plans and reassessed its automobile electrification strategy and made decisions, including the cancellation of development and market launch of certain EV models. As a result, for the year ended March 31, 2026, the Company and its certain consolidated subsidiaries recognized losses and expenses including impairment losses and losses on disposal of the related non-financial assets, impairment losses on investments accounted for using the equity method, and provisions for EV-related losses. In the EV-related losses, as a result of the revision of the product launch plans described above, the Company and its certain consolidated subsidiaries recognized losses and expenses of JPY 139,888 million in cost of sales, JPY 8,130 million in selling, general and administrative expenses, and JPY 89,245 million in research and development expenses in the condensed consolidated statements of income for the six months ended September 30, 2025.

In connection with these EV-related losses, for the six months ended September 30, 2026, the Company and its certain consolidated subsidiaries recognized losses and expenses of JPY 479,244 million in cost of sales, and JPY 5,621 million in research and development expenses, and gains of JPY 49,722 million in share of profit (loss) of investments accounted for using the equity method in the condensed consolidated statements of income. These gains, losses and expenses are included in Automobile business. The major components of these gains, losses and expenses are as follows.

Share of profit (loss) of investments accounted for using the equity method

Share of profit (loss) of investments accounted for using the equity method includes a net gain of JPY 41,789 million recognized by an affiliate of the Company, consisting of compensation from a certain consolidated subsidiary of the Company, partially offset by the associated EV-related losses.

Provisions for EV-related losses

Provisions for EV-related losses include provisions recognized due to changes in the EV market environment and the reassessment of the automobile electrification strategy. Additional provisions recognized mainly include JPY 508,692 million losses or expenses arising from compensation to suppliers in connection with the procurement of parts of EV models, based on discussions with the suppliers.

[B] Subsequent Event

Business combinations

The Company acquired an additional 21.0% of the common shares of Astemo, Ltd. (“Astemo”), an affiliate accounted for using the equity method. The acquisition was completed on October 1, 2026. The consideration for the acquisition of JPY 152,275 million was paid in cash. Following the acquisition, the Company’s equity interest in Astemo increased from 40.0% to 61.0%, and Astemo became a subsidiary of the Company.

Astemo engages in the development, manufacture, sales and services of automotive components, transportation related components, industrial machines and systems.

Astemo has strengths in both hardware and software technologies and will continue to be an important partner for the Company, and the growth of Astemo is indispensable for the Company to enhance its software-defined vehicle (“SDV”) development capabilities and cost competitiveness. In the face of the rapid and intense changes in the automotive business environment, it is essential for the Company, as the parent company of Astemo, to lead the transformation of Astemo so that Astemo can pursue the establishment of a business structure that enables the highly efficient and rapid development of AI and software technologies, which will become increasingly necessary in the era of SDVs.

Due to the timing of the business combination, the initial accounting for the business combination has not yet been completed as of the date of this report. Consequently, the Company is unable to provide certain disclosures including the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arises, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.